Exhibit 10.3

SUMMARY OF TRUSTEE COMPENSATION ARRANGEMENTS

Northeast Utilities (“NU”) pays each non-employee Trustee serving on January 1 an annual cash retainer in the amount of $100,000 for service on the Board during his or her term of office, including participation in all Board and Committee meetings.  In addition, Trustees holding the positions of Non-Executive Chairman of the Board, Lead Trustee, Chair of the Audit Committee, Chair of the Compensation Committee, Chair of the Corporate Governance Committee, and Chair of the Finance Committee on January 1 receive annual cash retainers in the amounts set forth below.  All cash retainers are payable in equal installments on the first business day of each calendar quarter.

Retainer	Annual Amount
Non-Executive Chairman of the Board	$200,000
Lead Trustee	$25,000
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Corporate Governance Committee Chair	$10,000
Finance Committee Chair	$10,000

Each non-employee Trustee serving on January 1 also receives a grant under the Northeast Utilities Incentive Plan (the “Plan”), on the 10th business day of such year, of that number of Restricted Share Units (“RSUs”) resulting from dividing $100,000 by the average closing price of our common shares as reported on the New York Stock Exchange for the 10 trading days immediately preceding such date and rounding the resulting amount to the nearest whole RSU.  RSUs vest on the next business day following the grant, and distribution to the Trustee in equivalent common shares is deferred until the tenth business day of January in the year following retirement from Board service.  Any individual who is elected to serve as a Trustee after January 1 in any year receives an RSU grant prorated from the date of such election and granted on the first business day of the month following such election.

On January 15, 2013, each non-employee Trustee was granted 2,545 RSUs under the Plan, all of which vested on January 16, 2013.

Share ownership guidelines set forth in NU’s Corporate Governance Guidelines require each Trustee to attain and hold 7,500 common shares and/or RSUs within five years after January 1 of the year following the date of their election to the Board.  All of the current Trustees exceed the share ownership guidelines or are expected to do so within the stated period.

Pursuant to the Northeast Utilities Deferred Compensation Plan for Trustees, prior to the beginning of each calendar year, each Trustee may irrevocably elect to defer receipt of all or a portion of their cash compensation.  Deferred funds are credited with interest at the rate set forth in Section 37-1 of the Connecticut General Statutes, which rate was 8% for all of 2012.  Deferred compensation is payable either in a lump sum or in one to five annual installments in accordance with the Trustee’s prior election.

In addition, NU pays travel-related expenses for spouses of Trustees who attend Board functions.  The Internal Revenue Service considers payment of travel expenses for a Trustee’s spouse to be imputed income to the individual Trustee.  Effective January 1, 2009, NU discontinued tax gross-up payments in connection with spousal travel expenses.